Exhibit 99.2

17 October 2023 Special Committee of the Board of Directors Freeline Therapeutics Holdings plc Sycamore House Gunnels Wood Road Stevenage Hertfordshire SG1 2BP	Syncona Investment Management Limited 8 Bloomsbury Street, 2nd Floor London WC1B 3SR contact@synconaltd.com

Non-binding indication of interest in acquiring Freeline

Dear Special Committee,

We write to you to express our interest in an acquisition of the entire share capital of Freeline Therapeutics Holdings plc (“Freeline”) not currently owned by us or our affiliates, by a newco (“Newco”) established by affiliates of Syncona Investment Management Limited (“Syncona”).

Strategic rationale

Syncona is already well-known to Freeline but, briefly, we seek to create, build and scale substantial global businesses that deliver novel products to patients in areas of high unmet medical need to extend and enhance human life. Syncona’s business model is to set our portfolio companies up to compete on a world stage, through significant funding, a long-term commercial strategy and the recruitment of leading management teams. We have substantial experience in gene therapy and consider ourselves a differentiated owner of AAV assets, with expertise extending along the entire lifecycle of such products.

We have been a long-term shareholder in Freeline, and supported the company to IPO on NASDAQ in 2020 and subsequently invested in its follow-on equity fundraising in March 2022. However, given that the company is only funded to Q2 2024, we see significant challenges to the company in its current form. We therefore think it is the right time to consider whether being publicly listed remains in the best interests of Freeline, its shareholders, its employees or the patients who its products are being developed for.

We believe that the FLT201 programme has the potential to deliver a drug with transformational impact for patients, and that Freeline has a team that can execute effectively on that opportunity, if it can raise the relevant funding. We see an opportunity to now change Freeline’s capital structure, with Syncona’s support, to allow it to take FLT201 through to BLA approval.

Our proposal

Our proposal is for Newco to acquire the entire share capital of Freeline not currently owned by Syncona or its affiliates for an upfront cash payment of $5.00 per American Depositary Share, representing a premium of 20% over the volume weighted average price of $4.16 over the period since the release of the Galileo data on 4 October 2023 until close on 16 October 2023.

We believe this to be an attractive proposal for shareholders, which on closing removes the risk to them of an insolvent outcome in which they receive no value from the company, and delivers a path forward for the company and the FLT201 programme.

We anticipate the acquisition would be structured as a scheme of arrangement, requiring approval by the company’s shareholders and the English courts, and that Newco would enter into an implementation agreement setting out the terms of the transaction with Freeline.

We are prepared to sign an implementation agreement as soon as the documentation can be agreed. Given our familiarity with the company, we do not anticipate requiring any further due diligence. This proposal is subject to any applicable regulatory and other customary conditions, but is not subject to any financing condition and has received all required Syncona approvals.

Next steps

We recognise the importance of timing to you. It is our intention to move quickly as indicated above.

In line with legal requirements, Syncona will disclose this letter through an update to its Schedule 13D filing.

We expect that the Special Committee (comprised of independent directors appointed by Freeline’s Board, which committee excludes Chris Hollowood, who is Chief Executive Officer of Syncona and a current member of the Board) advised by independent legal and financial advisors will consider this proposal and make a recommendation to Freeline’s shareholders.

Costs

Each party will bear their own costs in connection with the proposed transaction.

Other Matters

This letter is governed by English law. The paragraph headed “Costs” is intended to be immediately binding; all other sections of this letter are non-binding and, as such, do not constitute a binding contractual commitment or an offer or proposal capable of acceptance, and do not imply or create any obligation on Syncona or any of its affiliates to enter into a transaction.

We look forward to hearing from you and are available at any time to discuss and to answer any questions you may have regarding our proposal or intentions. Please contact Andrew Cossar or Alex Hamilton with any questions.

Yours sincerely,

/s/ Andrew Cossar
Andrew Cossar Executive Partner For Syncona Investment Management Limited